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SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]

                                        1275 Pennsylvania Avenue NW
                                        Washington, D.C. 20004-2415
                                        202.383.0100
                                        fax 202.637.3593
                                        www.sutherland.com
                                        ATLANTA AUSTIN HOUSTON
                                        NEW YORK TALLAHASEE WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                        April 10, 2009

VIA E-MAIL AND EDGAR CORRESPONDENCE SUBMISSION
----------------------------------------------

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:  Registration Statement on Form N-4 for
          MetLife Investors USA Insurance Company
          MetLife Investors USA Separate Account A
          (File No. 333-158514)

Dear Ms. White:

MetLife Investors USA Insurance Company and its separate account, MetLife Investors USA Separate Account A, respectfully request that the Staff of the Commission afford the above-captioned registration statement filed on April 9, 2009 (the "Simple Solutions Registration Statement") selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).

Disclosure in the Simple Solutions Registration Statement is substantially similar to the disclosure in the current registration statement on Form N-4 (File No. 333-137369) for certain individual flexible premium deferred variable annuity contracts issued by MetLife Investors USA Insurance Company through MetLife Investors USA Separate Account A (the "Series S Registration Statement").

The attached typeset versions of the prospectus and statement of additional information are appropriately marked to indicate the differences between the Simple Solutions Registration Statement and the Series S Registration Statement (incorporating prospectus supplements through April 9, 2009). The material differences are as follows:

     . The Simple Solutions Registration Statement does not offer any optional riders. There is a standard death benefit and a Lifetime Withdrawal Guarantee ("LWG")

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Alison White, Esq.
April 10, 2009
Page 2

          benefit; however, these features are automatically part of the product at issue. Unlike the Simple Solutions Registration Statement, the Series S Registration Statement offers the following optional riders for an additional charge: Enhanced Death Benefit ("EDB"), two versions of the Guaranteed Minimum Income Benefit ("GMIB"), and two versions of the LWG.

     . Unlike the Series S Registration Statement, the LWG benefit in the Simple Solutions Registration Statement does not have a compounding rate and there is an additional withdrawal rate band (4%) that applies depending on the age of the contract owner at the time that the first withdrawal is taken.

     . Unlike the Series S Registration Statement, there are no investment allocation restrictions with the LWG benefit in the Simple Solutions Registration Statement.

In addition to the disclosure differences that reflect substantive differences between the Simple Solutions Registration Statement and the Series S Registration Statement, certain additional stylistic, editorial, and updating changes have been made in the Simple Solutions Registration Statement.

If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

Sincerely,


/s/ W. Thomas Conner
----------------------------------------
W. Thomas Conner

Enclosures

cc:  Michele Abate, Esq.
     John M. Richards, Esq.
     Lisa Flanagan, Esq.